Exhibit 99.1

Concordia Announces Adoption of Advance Notice By-law

OAKVILLE, ON – October 14, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today that its Board of Directors has adopted an advance notice by-law (the “By-law”), establishing a framework for advance notice of nominations of directors by shareholders of Concordia. The By-law is similar to the advance notice by-laws adopted by many other Canadian public companies.

Among other things, the By-law fixes deadlines by which shareholders must submit a notice of directors’ nominations to the Company (“notice”) prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice. It also provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for the submissions of nominees and the accompanying information. The By-law will help ensure all shareholders receive adequate notice of the nominations to be considered at a meeting so they may thereby exercise their voting rights in an informed manner. Only persons nominated in accordance with the procedures set out in the By-Law will be eligible for election as director of the Company.

In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting is made, notice may be given not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors, notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

The By-law is effective immediately and will be placed before shareholders for confirmation at the Company’s next annual meeting of shareholders.

The full text of the By-law is available under Concordia’s profile at www.sedar.com.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, shareholder approval of the By-law. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, shareholder approvals and the timing thereof the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com